Filed by American Financial Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:American Bank of Connecticut

      The following is a conference call presentation, hosted on July 19, 2001, in connection with American Financial Holdings, Inc.'s proposed acquisition of American Bank of Connecticut, a Connecticut-chartered savings bank:

AMERICAN
FINANCIAL
HOLDINGS

July 19, 2001

American Financial Holdings, Inc. announces the acquisition of

American Bank of Connecticut

Significantly Expanding its Franchise

Forward Looking Statements

AMERICAN FINANCIAL HOLDINGS

This presentation contains forward-looking statements with respect to American Financial Holdings, Inc. ("American Financial"), American Bank of Connecticut ("American Bank") and, assuming consummation of the merger, the combined company, which are within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to statements relating to the financial condition, results of operations, plans, objectives, future performance of American Financial and American Bank on a stand alone and pro forma basis, as well as estimates of the cost savings and revenue enhancements and accretion to reported earnings that will be realized from the merger. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from expected include, but are not limited to, delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating American Financial and American Bank, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which American Financial and American Bank are engaged, and changes in the securities markets.

American Financial will be filing a prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition documents filed with the SEC by American Financial will be available free of charge from the Secretary of American Financial at 102 West Main Street, New Britain, Connecticut 06051, telephone (860) 832-4000.

American Bank will be filing a proxy statement and other relevant documents concerning the merger with the Federal Deposit Insurance Corporation (FDIC). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE FDIC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the FDIC by American Bank free of charge from the Secretary of American Bank at Two West Main Street, Waterbury, Connecticut 06702, telephone (203) 757-9401.

American Bank and its directors and executive officers may be soliciting proxies from American Bank stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in a filing under Rule 14a-12 made by American Bank with the FDIC on July 18, 2001.

Building a Stronger Connecticut Franchise

AMERICAN FINANCIAL HOLDINGS

Exceptional Strategic Fit

- Quality institution with solid earnings and a compatible strategy
- Expands geographic footprint and distribution capabilities into desirable and familiar markets (doubles the branch network with no overlap)
- Improves the deposit mix and provides extra liquidity

Effectively leverages capital raised in the conversion

Accretive economics with conservative assumptions

Accelerates the commercial lending initiative

Provides significant cross selling opportunities for future growth

- Trust and investment services
- Insurance products and
- Consumer & mortgage lending

Straightforward, low risk integration

- Same core banking platforms
- Solid asset quality does not add credit risk

Transaction Summary

AMERICAN FINANCIAL HOLDINGS

Price Per Share:	$30.00
Transaction Value:	$153 million
Consideration:	50% Cash / 50% AMFH Common Stock
Exchange Ratio:	1.304 AMFH / 1.0 BKC
AMFH Shares Issued:	3.3 million
Accounting / Structure:	Purchase Accounting
Expected Completion:	Q4 - 2001

Transaction Multiples

AMERICAN FINANCIAL HOLDINGS

Price Per Share:	$30.00
Premium to Market (1):	24%
Price / Book Value Per Share:	182%
Price / Tangible Book Value Per Share:	219%
Price / 2001 Estimated Earnings Per Share (2):	12.3 x
Price / 2002 Estimated Earnings Per Share (2):	11.1 x

(1) Based on July 18, 2001 closing stock price of $24.20 for American Bank of Connecticut
(2) Based on IBES consolidated earnings estimates

Logical Expansion of the Franchise

AMERICAN FINANCIAL HOLDINGS

American Bank of Connecticut fits perfectly with our super community banking strategy


Hartford
Tolland
Windham
Litchfield
New Britain
Waterbury
Middlesex
New London
New Haven
Fairfield
American Financial Holdings, Inc.
American Bank of Connecticut

Expanded Presence in Desirable Markets

AMERICAN FINANCIAL HOLDINGS

Deposit dollars in thousands

	Pro Forma			
	Deposits (a)	Branches	Market Share (a)	Rank
American Financial				
Hartford County	$1,178,006	15	6.74%	5
Tolland County	52,087	1	3.60	7
Middlesex County	26,427	1	1.30	8
Connecticut	$1,256,520	17	2.23	12
American Bank of CT				
New Haven County	502,679	12	4.45	7
Litchfield County	190,956	5	6.20	9
Connecticut	$ 693,635	17	1.23	13
Connecticut - Pro Forma	**$1,950,155**	**34**	**3.46**	**5**

(a) SNL Branch Migration DataSource

Positive Accretion to GAAP and Cash EPS

AMERICAN FINANCIAL HOLDINGS

Net income dollars in thousands

	2002 GAAP		2002 Cash	
	Net Income	EPS	Net Income	EPS
AMFH Net Income (1)	$ 29,879	$1.42	$ 29,879	$1.42
BKC Net Income	13,616		13,616	
After Tax Cost Savings (2)	1,824		1,824	
CDI Amortization	(3,822)			
Opportunity Cost of Cash	(3,581)		(3,581)	
BKC's Existing Cash Adjustment	1,868		1,868	
Loss of Option/Security Income	(2,640)		(2,640)	
Pro Forma Net Income	$ 37,143	$1.52	$ 40,965	$1.68
% Accretion		7%		18%
AMFH Diluted Shares Outstanding (3)	24,376		24,376	

(1) IBES consensus earnings adjusted to exclude anticipated share repurchases
(2) Assumes 20% cost savings fully realized in 2002
(3) Assumes 3.3 million AMFH shares issued in the transaction

AMERICAN FINANCIAL HOLDINGS

Poised for Growth

Enhance deposit mix by emphasizing lower cost "core" deposits

Diversify asset mix by expanding commercial lending efforts

Increase fee-based business

- Trust and investment services
- Insurance offerings

Export respective expertise throughout the franchises - adopt best practices

Leverage core technology to further enhance efficiency

Summary

AMERICAN FINANCIAL HOLDINGS

Complements current geographic footprint and product offerings

Provides significant opportunities for cross selling

Compatible business mix and strategy

- Retail banking, residential and commercial lending
- Commercial portfolio helps diversify the balance sheet
- Focus on generating core deposits
- Strengthens distribution capabilities across all channels

Accretive to "new" GAAP and cash earnings per share

Expands commercial lending capability

Supports Super Community Bank strategy

Significantly enhances franchise and shareholder value

Summary Financial Overview

Financial data as of 6/30/01 (unaudited)
Dollars in thousands

	American Financial	American Bank	American Financial Pro Forma
Assets	$ 1,900,534	$ 936,358	$ 2,847,206
Loans	1,208,180	428,472	1,636,652
Loan Loss Reserve	10,900	7,721	18,621
Intangibles	0	13,412	93,800
Deposits	1,122,153	745,791	1,867,944
Common Equity	430,886	78,907	507,630
Book Value Per Share	$19.27	$16.51	$19.75
Tangible Book Value Per Share	$19.27	$13.70	$16.10
Return on Assets	1.54%	1.27%	1.23%
Return on Equity	6.66%	15.84%	6.75%
Cash Basis Return on Equity	6.66%	22.52%	9.11%
Net Interest Margin	3.51%	2.96%	3.33%
Efficiency Ratio	50.6%	43.9%	45.7%
Tangible Common Equity/Assets	22.67%	7.10%	15.24%

Improved Mix of Higher Yielding Loans

AMERICAN FINANCIAL HOLDINGS

Financial data as of 6/30/01 (unaudited)
Dollars in thousands

	American Financial	% of Total	American Bank	% of Total	American Financial Pro Forma	% of Total
Residential Real Estate	$ 864,702	71.6%	$ 212,434	49.6%	$ 1,077,136	65.8%
Commercial Real Estate	2,086	0.2%	125,680	29.3%	127,766	7.8%
Consumer	340,591	28.2%	32,504	7.6%	373,095	22.8%
Commercial Loans	802	0.1%	57,854	13.5%	58,656	3.4%
Total Loans	$ 1,208,181	100.0%	$ 428,472	100.0%	$ 1,636,653	100.0%

Adds Attractive "Core" Deposit Base

AMERICAN FINANCIAL HOLDINGS

Financial data as of 6/30/01 (unaudited)
Dollars in thousands

	American Financial	% of Total	American Bank	% of Total	American Financial Pro Forma	% of Total
Demand	$ 24,305	2.2%	$ 48,049	6.4%	$ 72,354	3.9%
Regular Savings	217,651	19.4%	324,870	43.6%	542,521	29.0%
NOW & Money Market	174,895	15.6%	83,566	11.2%	258,461	13.8%
Certificates of Deposit	705,302	62.9%	289,306	38.8%	994,608	53.2%
Total Deposits	$ 1,122,153	100.0%	$ 745,791	100.0%	$ 1,867,944	100.0%

Solid Asset Quality

AMERICAN FINANCIAL HOLDINGS

Financial data as of 6/30/01 (unaudited)
Dollars in thousands

	American Financial	American Bank	American Financial Pro Forma
Total Loans	$ 1,208,180	$ 428,472	$ 1,636,652
Loan Loss Reserves	10,900	7,721	18,621
Non-Performing Loans	3,294	2,085	5,379
Other Real Estate Owned	295	35	330
Total Non-Performing Assets	$ 3,589	$ 2,120	$ 5,709
Reserves / Loans	0.90%	1.80%	1.14%
Reserves / Non-Performing Loans	331%	370%	346%
NPAs / Loans & OREO	0.30%	0.49%	0.35%